Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 12, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

Board of Directors

The Board of Gallaher Group Plc announces the retirement of Peter Wilson from the Board with effect from March 2004. He will be succeeded as non-executive Chairman by John Gildersleeve, currently a non-executive director.

Peter Wilson said: “I have enjoyed tremendously my 34 years with Gallaher, during which time the Group has seen great changes. In particular, I look with pride on the significant expansion that has taken place since we became an independent company in 1997 – we have successfully followed our Eurasian goal, more than tripling our volumes so that Gallaher is now the world’s fifth largest international tobacco company.

“I am delighted that John will be succeeding me as Chairman. He has already played a key role in the Group’s expansion since joining the Board in 1997, and going forward I believe that Gallaher will benefit greatly from his proven track record as a strong leader with relevant experience.”.

John Gildersleeve said: “I am very pleased to have the opportunity to continue to build on Peter’s achievements. Under his leadership, Gallaher has been transformed into a truly international tobacco company with a strong platform for future growth. All of us at Gallaher thank him, and wish him the very best for the future.

“I look forward to working closely with Nigel Northridge, and everyone in the Group, to continue Gallaher’s successful progress. I share the team’s Eurasian vision, and am excited by the prospect of being more closely involved in its implementation.”.

12th September 2003

For further information, contact:

Claire Jenkins – Director, Investor Relations	Tel: 01932 859 777

Anthony Cardew – CardewChancery	Tel: 020 7 930 0777

Notes to Editors

–	John Gildersleeve (aged 59) was appointed to the Gallaher Group Plc Board in May 1997 as a non-executive director, and is a member of the Nominations and Remuneration Committees. Currently, Mr Gildersleeve is a director of Tesco PLC (from which he has announced his retirement with effect from March 2004).
Mr Gildersleeve has been a director of Tesco for more than 20 years. During his career with Tesco, he has been responsible for Personnel, Marketing, Store Development and Commercial Operations. For the last seven years, Mr Gildersleeve has been closely associated with Tesco’s international expansion, initially into the Republic of Ireland and Hungary, and subsequently into Poland, the Czech Republic, Slovakia, Thailand, Malaysia, Taiwan, Korea and, most recently, Japan.
Mr Gildersleeve is a non-executive director of The Carphone Warehouse Group PLC, and he has also served on the boards of Lloyds TSB Group plc and Vodafone Group Plc.
–	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Estonia, Germany, Greece, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher’s comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Troika, LD, Memphis, Milde Sorte, Ronson, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.
The Group employs over 10,000 people, with manufacturing plants in the UK, Russia, the Republic of Ireland, Kazakhstan, Austria, Sweden, Poland and Ukraine. Gallaher’s shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.
Further information on Gallaher is available on the Company’s website: www.gallaher-group.com

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: September 9, 2003	Title:	Deputy Company Secretary